

FUEGO FINO, INC.
(AN C CORPORATION)

FINANCIAL REPORT
(Reviewed)

DECEMBER 31, 2020 AND 2019

C O N T E N T S

boyum barenscheer
CPAs AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Fuego Fino, Inc.
Hallendale Beach, Florida

We have reviewed the accompanying financial statements of Fuego Fino, Inc. (an C Corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the Financial Statements, has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Boyum & Barenscheer PLLP
Minneapolis, Minnesota
March 9, 2021

FUEGO FINO, INC.

BALANCE SHEETS
(See Independent Accountant's Review Report)

DECEMBER 31,		2020		2019
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	53,502	$	3,195
Inventory		30,031		-
Total current assets		**83,533**		**3,195**
EQUIPMENT, net		**2,429**		-
DEPOSIT		**3,250**		-
Total assets	$	**89,212**	$	**3,195**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	31,190	$	-
Total current liabilities		**31,190**		**-**
STOCKHOLDERS' EQUITY		**58,022**		**3,195**
Total liabilities and stockholders' equity	$	**89,212**	$	**3,195**

The Notes to Financial Statements are an integral part of these statements.

- 3 -

FUEGO FINO, INC.

STATEMENTS OF OPERATIONS
(See Independent Accountant's Review Report)

YEARS ENDED DECEMBER 31,		2020			2019	
Net sales	$	16,600	100.0%	$	4,056	100.0%
Costs of goods sold		12,952	78.0		21	0.5
Gross profit		3,648	22.0		4,035	99.5
Operating expenses		59,029	355.6		6,364	156.9
Net loss	$	(55,381)	(333.6)	$	(2,329)	(57.4)

The Notes to Financial Statements are an integral part of these statements.

FUEGO FINO, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(See Independent Accountant's Review Report)

YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock *		Preferred Stock **		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Deficit	Equity
Balances, December 31, 2018	**9,525,000**	**$ 7,470**	**28,000**	**$ 40,000**	**$ (42,823)**	**$ 4,647**
Stock issuance	350,000	877	-	-	-	877
Net loss	-	-	-	-	(2,329)	(2,329)
Balances, December 31, 2019	**9,875,000**	**$ 8,347**	**28,000**	**40,000**	**$ (45,152)**	**$ 3,195**
Stock issuance, net	625,000	1,335	17,659	108,873	-	110,208
Net loss	-	-	-	-	(55,381)	(55,381)
Balances, December 31, 2020	**10,500,000**	**$ 9,682**	**45,659**	**$ 148,873**	**$ (100,533)**	**$ 58,022**

* $.01 par value; 70,000,000 shares authorized
** Varied par value (see Note 8); 5,000,000 shares authorized

The Notes to Financial Statements are an integral part of these statements.

FUEGO FINO, INC.

STATEMENTS OF CASH FLOWS
(See Independent Accountant's Review Report)

YEARS ENDED DECEMBER 31,		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(55,381)	$	(2,329)
Adjustments to reconcile net loss to cash use				
by operating activities:				
Depreciation		221		-
Net changes in assets and liabilities:				
Other assets		(3,250)		-
Accounts payable		1,159		-
Cash used by operating activities		(57,251)		(2,329)
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchase of equipment		(2,650)		-
Cash provided (used) by investing activities		(2,650)		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares		110,208		877
Cash provided by financing activities		110,208		877
Increase (decrease) in cash		50,307		(1,452)
Cash, beginning of year		3,195		4,647
Cash, end of year	$	53,502	$	3,195
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
CASH PAYMENTS FOR:				
Taxes and licenses	$	3,449	$	254
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING				
INFORMATION				
Inventory not paid and recorded in accounts payable	$	30,031	$	-

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business:

Fuego Fino, Inc., a Florida corporation (the "Company"), was incorporated on April 16, 2015 ("Inception"). The Company is a bottler, importer, and distributor in the wine and spirits industry.

Since inception, the Company has relied on raising capital and advances from founders to fund its operations. As of December 31, 2020 and 2019 the Company had very little working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Basis of presentation:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates:

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and uncertainties:

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020 and 2019, the Company is operating as a going concern. See Note 2 and Note 6 for additional information.

Recently Issued Accounting Pronouncements:

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. For private companies, the ASU is effective for annual and interim periods beginning after December 15, 2021 with early adoption permitted. It is to be adopted using a modified retrospective approach.

NOTE 1. (CONTINUED)

Cash and cash equivalents:

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had cash on hand of $53,502 and $3,195, respectively.

Receivables and credit policy:

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had no accounts receivables.

Inventory:

Inventories consist of a variety of alcoholic beverages. Inventories are valued at lower of cost or net realizable value, with cost determined on the specific identification method and is based on the per-unit price.

Inventory reporting and billing:

A substantial portion of inventory has been invoiced on depletion or using long-term net 90 or greater payment schedules. The Company does not realize expenses related to these items until they are sold. For tax purposes, these items are not factored as ending or beginning inventory because there is no capital outlay or cost associated with them, other than shipping, until they are sold.

Equipment:

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of the balance sheet dates, the Company has not recorded any property or equipment.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three years for molds.

NOTE 1. (CONTINUED)

Fair value measurements:

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Deferred offering costs:

The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed depending on whether the offering is successful or not successful, respectively. No deferred offering costs have been recorded as of December 31, 2020 and 2019.

Capitalized patent costs:

The Company is pursuing relevant patent protection for various design and utility aspects of its platform and products. Under the provisions of GAAP, the Company records the legal costs associated with the filing and completion of its patent application as a long-term asset. Once the asset is secured, the Company will amortize the patent in accordance with GAAP over its useful life and test for impairment. No patent costs have been capitalized as of December 31, 2020 and 2019.

Organizational costs:

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Anticipated land development:

For 2021, the Company plans to develop a eco-friendly distribution center and headquarters for its Arizona operations. The Company will maintain a website for the purposes of providing information about this development at https://ecosolx.com.

NOTE 1. (CONTINUED)

Revenue recognition:

Effective January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers (Topic 606)* and all subsequently issued clarifying ASU's which replaced most existing revenue recognition guidance in generally accepted accounting principles in the United States of America (GAAP). The new guidance requires the Company to recognize revenue to depict the transfer of good or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The new guidance also requires expanded disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this new guidance was done using the modified retrospective method. The Company applied the new guidance using the practical expedient provided in Topic 606 that allows the guidance to be applied only to contracts that were not complete as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606 while prior periods amounts are not adjusted and continue to be reported in accordance with legacy GAAP.

The adoption of this new standard did not result in a material impact to the Company's financial statements. There was no significant effect on the financial statements related to the adoption of this new standard which would require a cumulative effect adjustment to retained earnings at the date of adoption under the modified retrospective method.

The Company's sales contain a single delivery element and revenue is recognized at a single point in time when ownership, risks and rewards transfer. The Company conducts business in person or where licensed retail customers can purchase various brands of alcoholic beverages. Revenue is recognized when sales orders are received, and revenue is measured at the amount of consideration the Company expects to receive in exchange for the delivered goods. The Company bears the cost of delivering the merchandise. Merchandise can be delivered via standard delivery by the Company or overnight delivery with a specified delivery company. The Company bears the cost of delivery, and control of merchandise transfers to the customer when the order is delivered to the customer's place of business.

For the year ended December 31, 2020 and 2019, all revenue was recognized at a point in time.

Shipping and handling costs:

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Sales tax:

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

NOTE 1. (CONTINUED)

Advertising expense:

The Company expenses advertising costs as they are incurred.

Income taxes:

Income taxes are provided for the tax effects of transaction reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a "C" Corporation. As the Company has only incurred administrative costs and has not earned any taxable income, accrued income tax would result in a deferred tax asset. Because of the uncertainty of the Company being able to be utilized that deferred tax benefit, there is a full valuation allowance against that deferred tax asset at this time. Management will evaluate the appropriateness of that valuation allowance from time to time.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of the balance sheet dates, the unrecognized tax benefits accrual was zero.

NOTE 2.   GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations several years ago and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 3. EQUIPMENT

Equipment costs of the following:

DECEMBER 31,		2020		2019
Molds, at cost	$	2,650	$	-
Less accumulated depreciation		(221)		-
Equipment, net	$	2,429	$	-

NOTE 4. ASSET ACQUISITION

On June 30th, 2020, the Company acquired the assets of a Wine & Spirits Distribution business known as AZ Spirits Distribution, LLC located at 2885 N. Nevada St. #150, Chandler, Arizona, 85225, USA for the inventory amount of $5,000. This acquisition involved the transfer of inventory and account access to retailers previously served by AZ Spirits. This transaction involved assets only, and there was no assumption of debt or liability on the part of the Company. On November 24th, 2020, the final amount of inventory was purchased concluding the asset acquisition.

NOTE 5. LAND ACQUISITION FOR WAREHOUSING EXPANSION

On November 20, 2020, the Company entered into an agreement to purchase a parcel with the size approximately 24,008 square feet of land located at the Broadbent Industrial Park and identify as Broadbent No 1 Lot 8 in Tucson, Arizona with parcel number 115-16-0530. The planned development for this site is a solar-powered distribution facility and a recharging station for the company's transition to electrical vehicles for use in its Arizona wholesale activities. The Company has a deposit of $3,250 for the purchase as of December 31, 2020.

On March 2021, the Company closed the land deal for the property located at Broadbent business park county assessor's parcel #115-16-0530. The final sales price of $65,000 was agreed upon, with a down payment of $6,500, and the agreement with the seller of the property to hold an outstanding 48-month term note of $58,500, an interest rate of 4.0% annually. Prior to closing, a land survey was conducted priced at the cost of $3,000 to assess the area for feasibility, in addition, an environmental phase I study was conducted for the costs of $1,600. On February 25, 2021, a Limited Liability Company, ECOSOLX LLC, was organized in the state of Arizona by the Company, and at closing, the property was titled into this single asset LLC, with its sole member being the Company.

NOTE 6. CROWDFUNDING RAISE

In 2020, Fuego Fino, Inc., a Florida corporation (the "Company"), conducted a Regulation CF offering which concluded on September 16th, 2020. The Company offered a total of 17,659 Class C preferred shares in exchange for gross proceeds of $116,442, less Wefunder broker-dealer fees of $7,569 (6.50%), for a net proceeds raise of $108,873. A total of 16,000 Class C Preferred shares were issued at $6.50 price per share. An additional 1,659 shares were issued at $7.50 price per share. The Broker-Dealer for this Reg CF offering was Wefunder LLC who also served as the transfer agent and will provide custody services so that this offering has one line-item shareholder of record.

The Company intends on conducting a Regulation CF offering in 2021 with the goal of raising another $535,000 with a maximum offering potential of $1,000,000. Subsequent to the Regulation CF offering, there is potential of looking to conduct either a Regulation D offering which will allow the Company to raise up to $5,000,000 or a Regulation A+ offering which will allow the Company to raise up to $50,000,000. These offerings will be done with the intention of raising capital for future business growth and expansion, building infrastructure and expanding marketing.

NOTE 7. INCOME TAXES

Deferred tax assets consist of the following components:

DECEMBER 31,		2020		2019
NOL carryforward	$	27,144	$	12,191
Less valuation allowance		(27,144)		(12,191)
Deferred tax asset	**$**	**-**	**$**	**-**

The Company has not been audited by the Internal Revenue Service or other state agencies. The Company had a net operating loss ("NOL") carryforward into future years of $27,144 and $12,191 as of December 31, 2020 and 2019, respectively.

NOTE 8. SHAREHOLDERS' CAPITAL

The Company has authorized 70,000,000 shares of no-par common stock and 5,000,000 shares of no-par preferred stock. As of December 31, 2020, the Company had issued 10,500,000 shares of common stock to founders, management and other strategic investors. The company has issued at total of 45,659 preferred shares to friends and family and crowdfund investors, this includes conversions of preferred shares detailed below.

In 2018, the Company issued 25,000 shares of Class A preferred stock in exchange for $25,000, priced at $1.00 per share, with a conversion preference of 1 preferred share for 2 shares of common stock, for a full dilution of 50,000 shares of common stock. To date no Preferred Class A shares have been converted.

In 2018, The Company issued 3,000 shares of Class B preferred stock in exchange for $15,000, priced at $5.00 per share with a conversion preference of 1 preferred share for 5 shares of common stock for a total share dilution of 15,000 shares of common stock. To date no Preferred Class B shares have been converted.

In 2020, the Company issued 17,659 Class C preferred shares in exchange for $108,873 of that amount 16,000 class C preferred shares were sold at $6.50, and an additional 1,659 shares were issued at $7.50 price per share, with a conversion preference of 1 preferred share for 50 shares of common stock for a total share dilution of 882,943 shares of common stock. To date no Preferred Class C shares have been converted.

NOTE 9. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal matters:
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

Related party transactions:
The Company has received advances of initial working capital from a key member of management to cover the administrative and other costs of the Company to date. The advance does not have a stated interest rate but the Company intends to repay this founder's advance in a short period of time.

NOTE 10. SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering:
During the remainder of 2021, the Company will be offering its securities under a Regulation CF, Regulation D and Regulation A+ exemption from securities registration requirements.

Anticipated Land Development:
During the remainder of 2021, the Company plans to develop a eco-friendly distribution center and headquarters for its Arizona operations. The Company will maintain a website for the purposes of providing information about this development at https://ecosolx.com.

Management's evaluation:
Management has evaluated subsequent events through March 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.